Response to Item 77C


Special Meeting of Shareholders of Eaton Vance
Emerging Markets Fund (the "Fund")

The Fund held a Special Meeting of Shareholders on
August 13, 2010 to approve an Agreement and Plan of Reorganization (the "Plan") to convert shares of the Fund into Class A shares of Eaton Vance Structured Emerging
Markets Fund (the "SEM Fund"). The Plan provides for the transfer of allof the assets and liabilities of the Fund to the SEM Fund in exchange for Class A shares of the SEM
Fund.  The following action was taken by the shareholders:

			          	     Number of Shares
			    For			Against
		Abstain

			1,413,314.937	36,092.540
	54,071.947